AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______
COMMISSION FILE NO. 001-08007
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FREMONT GENERAL CORPORATION
AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FREMONT GENERAL CORPORATION
2727 East Imperial Highway
Brea, California 92821
(714) 961-5000

FINANCIAL STATEMENTS
The Fremont General Corporation and Affiliated Companies Investment Incentive Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by reference.

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm — Squar, Milner, Peterson, Miranda & Williamson, LLP

23.2	Consent of Independent Registered Public Accounting Firm — Armanino McKenna LLP

FREMONT GENERAL CORPORATION
AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2007 AND 2006

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan
We have audited the accompanying statement of net assets available for benefits of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As discussed in Note 7, the Plan’s sponsor, Fremont General Corporation (“FGC”), filed under Chapter 11 of the United States Bankruptcy Code on June 18, 2008 in the United States Bankruptcy Court for the Central District of California, Santa Ana Division. Bankruptcy does not affect the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of FGC’s bankruptcy estate and are not subject to the claims of FGC creditors. However, FGC’s board of directors has the option to terminate the Plan. In addition, the closing price of FGC Common Stock declined from $3.50 per share as of December 31, 2007 to $0.10 per share as of June 27, 2008, and FGC Common Stock was de-listed from the New York Stock Exchange on April 17, 2008.
In our opinion, the financial statements referred to above present fairly, in all material aspects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
Newport Beach, California
June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Fremont General Corporation and
Affiliated Companies Investment Incentive Plan
Santa Monica, California
We have audited the financial statements of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the “Plan”) as of December 31, 2006, and for the year then ended as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
As discussed in Note 2, the Plan adopted the provisions of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 during the Plan year ended December 31, 2006.
As discussed in Note 2 (Forfeitures), the Plan has corrected a clerical error in the footnotes to its previously issued financial statements.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ ARMANINO McKENNA LLP
San Ramon, California
August 7, 2007

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006
Investments, at fair value	$80,500,390	$203,697,643

Interest receivable	40,974	11,479
Other assets	90,444	127,248

Net assets available for benefits at fair value	80,631,808	203,836,370

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	162,700	506,137

Net assets available for plan benefits	$80,794,508	$204,342,507

The accompanying notes are an integral part of these financial statements.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006
Additions to net assets available for benefits
Interest and dividend income	$6,947,894	$11,844,340

Total interest and dividend income	6,947,894	11,844,340

Contributions
Employer	8,388,187	15,642,822
Participant	11,094,531	21,257,237

Total contributions	19,482,718	36,900,059

Total additions	26,430,612	48,744,399

Deductions from net assets available for benefits
Net depreciation in fair value of investments	(36,808,825)	(27,030,339)
Benefits paid to participants	(113,169,786)	(23,942,692)

Total deductions	(149,978,611)	(50,973,031)

Net decrease in net assets available for benefits	(123,547,999)	(2,228,632)

Net assets available for benefits, beginning of year	204,342,507	206,571,139

Net assets available for benefits, end of year	$80,794,508	$204,342,507

The accompanying notes are an integral part of these financial statements.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of Plan

The following description of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any inconsistency between this document and the Plan document, the Plan document shall prevail.

General

The plan is a defined contribution 401(k) plan that commenced on February 1, 1986, and covers eligible employees of Fremont General Corporation (“FGC”) and participating subsidiaries (collectively, the “Company”). An eligible employee who is employed by the Company may elect to make salary deferral 401(k) contributions as soon as administratively feasible following his or her employment date.

Contributions

Employees may elect to have up to 15% of their eligible compensation, as defined, deferred, and deposited with the plan trustee, which will invest the money at the employee’s discretion among a variety of investment funds, including the Company’s common stock. Employee contributions are matched by the Company at the rate of one dollar for every dollar contributed up to 6% of eligible compensation permitted under the Internal Revenue Code (the “Code”). The Company may make additional contributions at its discretion. Company contributions during 2006 to eligible employee participants were in shares of Company common stock. Company contributions during 2007 to eligible employee participants were in shares of Company common stock and cash. Employees have discretion to diversify out of Company common stock after the Company’s contribution has been allocated into participants’ accounts. All employee contributions are 100% vested. The Plan provides that for any participant who is an employee on or after January 1, 2003, the participant’s interest in his or her matching contributions accounts is 100% vested. Active employees may receive a distribution from his or her account after attaining age 59 1/2 or pursuant to a hardship. Otherwise, distribution is available following a participant’s retirement, termination of employment or death. Shares of the Company’s common stock held in the Plan and allocated to participants’ accounts are voted by the Plan’s Trustee upon instructions from the participants.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses. Allocations are based on participants’ contributions and eligible compensation or, in the case of investment earnings or losses, account balances. Forfeited balances of nonvested accounts are applied towards restoring reinstated accounts, the Company’s matching contributions in future periods, or administrative expenses.

Vesting

Participants’ salary deferral 401(k) contributions and allocated earnings or losses thereon are 100% vested at all times. Company matching and discretionary contributions became fully vested to participants that were active employees on or after January 1, 2003. Different vesting rules may apply to participants who terminated employment with the Company before January 1, 2003.

Distributions

Distributions of account balances may be made to participants under the following circumstances: termination of employment, attainment of age 59 1/2, retirement, as required for minimum distribution or pursuant to court order, or, to the designated beneficiary following a participant’s death. Participants may make withdrawals from their account balances in the event of hardship for the following circumstances: expenses to avoid eviction or foreclosure of their principal residence, extraordinary uninsured medical expenses for the participants or their dependents, tuition and related educational expenses for post-secondary education for the following 12 months for the participants or their dependents, and costs relating to the purchase of a principal residence. Effective January 1, 2006, the Plan was amended to add the following circumstances for hardship withdrawals: burial or funeral expenses for certain dependents and expenses for the repair of damage to participants’ principal residence. Participants may also take withdrawals from the portion for their account attributable to rollovers.

Participants’ Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance based on the value at the close of business of the prior day, whichever is less. The loans are secured by the balance in the participant’s account and interest is fixed for the term of the loan. An approved loan must be repaid fully within a minimum of 12 months to a maximum of 60 months. Repayments are made ratably through payroll deductions. A loan processing fee of $40 is deducted directly from the paycheck in which the first loan repayment is made.

Amendment and/or Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time for any reason. The Company also reserves the right to amend the Plan at any time for any reason with or without advance notice (unless required by law) in accordance with the procedures set forth in the Plan document.

During 2007, a partial termination occurred as a result of personnel layoffs and division sales. The Company does not believe that this partial termination affects the qualified status of the Plan and all impacted participants had previously been fully vested.

2.	Summary of Accounting Policies

Basis of Accounting The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of the Plan’s financial statements requires management to make estimates and assumptions that affect the reported amounts and assumptions that affect the reported amounts and balances in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Company Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the full benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments

All assets of the Plan are held in trust by Merrill Lynch Bank & Trust Company, FSB (“Merrill Lynch”). Investments in mutual funds are stated at current net asset value, which approximates fair value. The funds’ net asset values are determined by Merrill Lynch. FGC common stock is stated at current market value based on the composite closing price as reported on the New York Stock Exchange. The closing price of FGC common stock on December 31, 2007, was $3.50 per share ($16.21 per share at December 31, 2006). Subsequent to year end (as further described in Note 7), FGC common stock significantly declined in value and FGC common stock was de-listed from the New York Stock Exchange. Participant loans and the Retirement Preservation Fund are stated at cost, which approximates fair value.

Investment Income

Realized investment gains and losses are determined using the specific-identification basis.

Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 8, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to receiving the determination letter. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Expenses

All administrative expenses of the Plan are paid by the Company. The Plan utilizes office space provided by the Company for which its pays no rent.

Benefit Payments

Benefit distributions to participants are recorded in the period in which the distributions are paid. Distributions payable at December 31, 2007 and 2006 were $142,841 and $533,192, respectively.

Forfeitures

The balance of amounts forfeited by nonvested accounts of inactive participants at December 31, 2007 and 2006 was $181,685 and $25,726, respectively. These forfeitures will be applied towards employer matching contributions in future periods.

The December 31, 2006 forfeitures balance reported in the previous paragraph contains a correction to previously issued financial statements. The originally reported balance included amounts related to another plan of the Company.

Reclassifications

Certain reclassifications of prior year’s amounts have been made to conform to the current year’s presentation.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Further, see Note 7 that may impact the value of FGC common stock.

3.	Investments

During 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2007	2006
FGC Common Stock	$(37,888,522)	$(30,395,220)
Mutual Funds	1,079,697	3,364,881

	$(36,808,825)	$(27,030,339)

Investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	Year Ended December 31,
		Percent		Percent
	2007	of Total	2006	of Total
Merrill Lynch Retirement Preservation Fund	$17,915,041	22.2%	$26,648,584	13.1%
Blackrock Fundamental Growth Fund	$8,073,352	10.0%	$14,403,810	7.1%
Blackrock Basic Value Fund	$7,843,436	9.7%	*
Blackrock Global Allocation Fund	$7,537,914	9.3%	*
Blackrock S&P 500 Index Fund	$6,957,699	8.6%	$13,528,200	6.6%
FGC Common Stock	$5,895,936	7.3%	$67,943,298	33.3%
Blackrock International Index Fund	$5,051,980	6.3%	$13,307,844	6.5%
Blackrock Total Return Portfolio	$4,957,274	6.1%	*
Blackrock Aurora Fund	$4,568,418	5.7%	$12,532,916	6.1%
*	The balance was less than 5% of the fair value of the Plan’s assets.
The Plan offers the Merrill Lynch Retirement Preservation Fund, a fully benefit-responsive investment contract, as an investment option to Plan participants. As of December 31, 2007 and 2006, the Plan’s participants had $18,077,740 and $27,154,721, respectively, invested in this fund. Contributions to this contract are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value as reported to the Plan by Merrill Lynch. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. The market value of this contract as of December 31, 2007 and 2006 was $17,915,041 and $26,648,584, respectively.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates were approximately 5.25% and 4.99% for 2007 and 2006, respectively. The crediting interest rate is determined on a monthly basis by an actuarial formula, as designated by Merrill Lynch. Investment income from this fund was $1,113,758 and $1,244,552 for 2007 and 2006, respectively.

4.	Related Party Transactions

Certain Plan investments are units of mutual funds and common/collective trust funds managed by Merrill Lynch, the trustee as defined by the Plan. In September 2006, Merrill Lynch and BlackRock, Inc., merged. Participants also have the options to invest in FGC Common Stock. At the Company’s discretion, the investments in FGC common stock may be funded from the Company’s employee benefits trust that is also maintained with Merrill Lynch. These transactions qualify as party-in-interest transactions.

5.	Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed with the Department of Labor:

	Year Ended December 31,
	2007	2006
Net assets available for benefits per the financial statements	$80,631,808	$204,342,507
Less benefit payable to participants	142,841	533,192

Net assets available for benefits per Form 5500	$80,488,967	$203,809,315

6.	Commitments and Contingencies

Legal Proceedings

ERISA Class Action:

In April through June of 2007, six complaints seeking class certification were filed in the United States District Court for the Central District of California against the Company and various officers, directors and employees by participants in the Company’s Investment Incentive Plan (401(k) and Employee Stock Ownership Plan (collectively “the Plans”) alleging violations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) in connection with Company stock held by the Plans. On October 25, 2007, the six complaints were then consolidated in a single proceeding alleging that since January 1, 2005, the defendants breached their fiduciary duties by allowing plan participants to continue to invest in Company stock and by matching employee contributions in Company stock.

On December 10, 2007, the Company and the named officers, directors and employee defendants filed their Motion to Dismiss. On May 29, 2008, the Court denied the motion. The Company and the named officers, directors and employee defendants will file their answers in the very near future. In the meantime, the parties are currently negotiating the Federal Rules of Civil Procedure 26(f) discovery plan. No trial date has been set.

Department of Labor Review:

On January 31, 2008, the U.S. Department of Labor (the “DOL”) notified the Company that its Investment Incentive Plan (i.e., 401(k) plan) had been selected for limited review. The DOL review included on-site examination of selected plan records for the period January 1, 2004 through the present date, an interview with the Plan Administrator, and a review of FGC activities as they affect the Plan. The Company has fully cooperated with all requests from the DOL. Although the review has not officially concluded, the Company has not been notified with regard to any issues of non-compliance.

7.	Subsequent Events

Contributions

Effective February 3, 2008, the account of each participant who elects to make salary deferral contributions will be credited with employer matching contributions in the amount of 50 cents for every dollar the participant elects as a salary deferral contribution, up to a maximum employer matching contribution for the plan year of 3% of the participant’s eligible compensation.

Suspension of Participant Investment in FGC Common Stock:

Effective March 7, 2008, the Plan Sponsor temporarily suspended participant investment in shares of FGC Common Stock. The Plan Sponsor amended the Plan to eliminate the acquisition of FGC common stock as an authorized investment option under the Plan, effective May 1, 2008. Subsequent to year end, the closing price of FGC Common Stock declined from $3.50 per share as of December 31, 2007 to $0.10 per share as of June 27, 2008. FGC Common Stock was de-listed from the New York Stock Exchange effective April 17, 2008. FGC Common Stock is currently eligible for quotation on the Pink Sheets under the trading symbol of “FMNTQ.”

Fremont Investment & Loan Sale of Assets and Deposits to CapitalSource:

On April 13, 2008, FGC and its respective direct and indirect wholly-owned subsidiaries, Fremont General Credit Corporation, a California corporation, and Fremont Investment & Loan, a California industrial bank (the “Bank”), entered into a Purchase and Assumption Agreement (the “Agreement”) with CapitalSource TRS Inc. (the “Purchaser”), a wholly-owned subsidiary of CapitalSource, Inc. (“CapitalSource”) and, for limited reasons described in the Agreement, CapitalSource. The Agreement provides for the purchase of substantially all of the Bank’s assets, which assets include the Bank’s participation interest in certain previously sold commercial real estate loans and all of the Bank’s branches, as well as the assumption of all of the Bank’s deposits, by a California industrial bank to be organized and wholly owned by the Purchaser, which will become a party to the Agreement when formed. Both the Purchaser and the Bank have received the necessary approvals from the Federal Deposit Insurance Corporation and the California Department of Financial Institutions to complete the transactions contemplated by the Agreement. The transaction remains subject to the satisfaction of closing conditions under the Agreement, including the approval of the Bankruptcy Court, as defined and discussed below, to complete the transaction.

Fremont General Bankruptcy Filing:

On June 18, 2008, FGC announced that it had filed a voluntary petition (the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California, Santa Ana Division (the “Bankruptcy Court”). This bankruptcy case is being administered in the Bankruptcy Court under the caption “In re Fremont General Corporation, a Nevada corporation, Case No. 8:08-bk-13421.” FGC will continue to operate its business as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bank did not file for bankruptcy, and was not included as part of the Bankruptcy Filing and continues to operate its business in the normal course.

FGC has filed a motion with the Bankruptcy Court for its approval to complete the pending acquisition by CapitalSource described above, pursuant to the terms and conditions of the Agreement.

Bankruptcy does not affect the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of FGC’s bankruptcy estate and are not subject to the claims of FGC creditors. However, FGC’s board of directors has the option to terminate the Plan.

Supplemental Schedules

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Schedule of Assets (Held at End of Year)
EIN 95-2815260, Plan #003
December 31, 2007

		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issue,	Rate of Interest, Collateral,	Cost	Current
(a)	Borrower, Lessor or Similar Party	Par or Maturity value	Basis	Value
*	Merrill Lynch:
	BlackRock Fundamental Growth Fund	336,951 units	**	$8,073,352
	BlackRock Global Allocation Fund	379,935 units	**	7,537,914
	BlackRock Balanced Capital Fund	147,281 units	**	3,866,130
	BlackRock Basic Value Fund	263,026 units	**	7,843,436
	BlackRock S&P Index Fund	386,324 units	**	6,957,699
	BlackRock International Index Fund	321,168 units	**	5,051,980
	Merrill Lynch Retirement Preservation Fund	18,077,740 units	**	17,915,041
	BlackRock Value Opportunities Fund	179,953 units	**	3,687,236
	BlackRock Aurora Fund	207,091 units	**	4,568,418
	BlackRock Total Return Portfolio Fund	431,442 units	**	4,957,274
	Oppenheimer Quest Balance Value Fund	197,115 units	**	3,100,620
*	Fremont General Corporation	1,684,553 shares of common stock	**	5,895,936
*	Participants’ loans	Interest at the Prime Rate Plus 2%	–0–	1,045,354

				$80,500,390

*	Indicates a party-in-interest to the Plan

**	The cost of participant-directed investments is not required to be disclosed

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES
INVESTMENT INCENTIVE PLAN
Schedule of Reportable Transactions
EIN 95-2815260, Plan #003
Year ended December 31, 2007

				Expenses		Current Value
				Incurred		of Asset on
	Description of	Purchase	Selling	with		Transaction	Net Gain
Identity of Party Involved	Assets	Price	Price	Transaction	Cost of Asset	Date	(Loss)
Category (iii) — A series of transactions in excess of 5% of Plan assets
Fremont General Corporation*	Common Stock	$629,503	$—	$—	$629,503	$629,503	$—
Fremont General Corporation*	Common Stock	$—	$15,817,970	$—	$23,520,668	$15,817,970	$(7,702,698)
There were no category (i), (ii), or (iv) reportable transactions during 2007
* Indicates a party-in-interest to the Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FREMONT GENERAL CORPORATION AND AFFILIATED COMPANIES INVESTMENT INCENTIVE PLAN
June 30, 2008	/s/ Richard A. Sanchez
Richard A. Sanchez on behalf of the Plan Administrator of the Fremont General Corporation and Affiliated Companies Investment Incentive Plan